UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.   20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported)   December 9, 2002

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-33049	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code   (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Item 5.   Other Events and Required FD Disclosure.

Pepco Holdings, Inc. (the "Company") has entered into a Purchase Agreement, dated as of December 9, 2002, with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Legg Mason Wood Walker, Incorporated (the "Purchase Agreement") for the offer and sale of 5,000,000 shares of the Company's common stock that are registered with the Securities and Exchange Commission on a Registration Statement on Form S-3 (Registration No. 333-100478). The Purchase Agreement is filed herewith as Exhibit 1.1. The legality opinion of William T. Torgerson, Executive Vice President and General Counsel of the Company, relating to the issuance of such common stock is filed herewith as Exhibit 5.1. A press release relating to the offering is filed herewith as Exhibit 99 and is hereby incorporated by reference herein.

Item 7.   Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
1.1	Purchase Agreement, dated as of December 9, 2002, with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Legg Mason Wood Walker, Incorporated	Filed herewith.
5.1	Opinion of William T. Torgerson	Filed herewith.
99	Press Release of Pepco Holdings, Inc. dated as of December 10, 2002	Filed herewith.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

By: /s/ A. W. WILLIAMS
Andrew W. Williams
Senior Vice President and
Chief Financial Officer

December 10, 2002
DATE   -2-